Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

APTORUM GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
September 30, 2025 and December 31, 2024
(Stated in U.S. Dollars)

	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash	$2,272,611	$874,238
Other receivables and prepayments	207,294	85,316
Total current assets	2,479,905	959,554
Long-term investments	15,098,846	15,098,846
Long-term deposits	—	71,823
Total Assets	$17,578,751	$16,130,223

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$79,395	$79,644
Accounts payable and accrued expenses	911,480	918,611
Operating lease liabilities, current	50,972	102,225
Convertible notes to a related party	3,374,500	3,238,500
Total current liabilities	4,416,347	4,338,980
Operating lease liabilities, non-current	—	14,182
Total Liabilities	$4,416,347	$4,353,162

Commitments and contingencies (Note 18)	—	—

EQUITY
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 5,346,823 shares issued and outstanding as of September 30, 2025; 3,811,823 shares issued and outstanding as of December 31, 2024)	$52	$37
Class B Ordinary Shares ($0.00001 par value; 4,000,000 shares authorized, 1,796,934 shares issued and outstanding as of September 30, 2025 and December 31, 2024)	18	18
Additional paid-in capital	96,174,010	93,474,825
Accumulated other comprehensive (income) loss	(158,805)	89,162
Accumulated deficit	(73,485,303)	(72,429,528)
Total equity attributable to the shareholders of Aptorum Group Limited	22,529,972	21,134,514
Non-controlling interests	(9,367,568)	(9,357,453)
Total equity	13,162,404	11,777,061
Total Liabilities and Equity	$17,578,751	$16,130,223

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the nine months ended September 30, 2025 and 2024
(Stated in U.S. Dollars)

	For the nine months ended September 30,
	2025	2024
Operating expenses
Research and development expenses	(261,168)	(2,479,627)
General and administrative fees	(361,342)	(570,663)
Legal and professional fees	(656,865)	(443,521)
Other operating income (expenses)	286,978	(67,086)
Total operating expenses	(992,397)	(3,560,897)

Other (expenses) income
Interest expense, net	(73,493)	(109,168)
Sundry income	—	286,946
Loss on disposal of subsidiaries	—	(4,271)
Total other (expenses) income, net	(73,493)	173,507

Net loss	$(1,065,890)	$(3,387,390)
Less: net loss attributable to non-controlling interests	(10,115)	(39,484)

Net loss attributable to Aptorum Group Limited	$(1,055,775)	$(3,347,906)

Net loss per share – basic and diluted	$(0.15)	$(0.62)
Weighted-average shares outstanding – basic and diluted	7,132,512	5,400,840

Net loss	$(1,065,890)	$(3,387,390)
Other comprehensive (loss) gain
Exchange differences on translation of foreign operations	(247,967)	66,269
Other comprehensive (loss) gain	(247,967)	66,269
Comprehensive loss	(1,313,857)	(3,321,121)
Less: comprehensive loss attributable to non-controlling interests	(10,115)	(39,484)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(1,303,742)	(3,281,637)

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine months ended September 30, 2025 and 2024
(Stated in U.S. Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Non- controlling interests	Total
	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount
Balance, January 1, 2025	3,811,823	$37	1,796,934	$18	$93,474,825	$(72,429,528)	$89,162	$(9,357,453)	$11,777,061
Placing of Class A Ordinary Shares	1,535,000	15	—	—	2,699,185	—	—	—	2,699,200
Net loss	—	—	—	—	—	(1,055,775)	—	(10,115)	(1,065,890)
Exchange difference on translation of foreign operations	—	—	—	—	—	—	(247,967)	—	(247,967)
Balance, September 30, 2025	5,346,823	$52	1,796,934	$18	$96,174,010	$(73,485,303)	$(158,805)	$(9,367,568)	$13,162,404

Balance, January 1, 2024	2,937,921	$31	2,243,776	$22	$93,018,528	$(68,161,722)	$(10,623)	$(9,462,883)	$15,383,353
Conversion of Class B Ordinary Shares to Class A Ordinary Shares	446,842	4	(446,842)	(4)	—	—	—	—	—
Net loss	—	—	—	—	—	(3,347,906)	—	(39,484)	(3,387,390)
Exercise of share options	427,060	2	—	—	451,658	—	—	—	451,660
Exchange difference on translation of foreign operations	—	—	—	—	—	—	66,269	—	66,269
Balance, September 30, 2024	3,811,823	$37	1,796,934	$18	$93,470,186	$(71,509,628)	$55,646	$(9,502,367)	$12,513,892

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2025 and 2024
(Stated in U.S. Dollars)

	For the nine months ended September 30,
	2025	2024
Cash flows from operating activities
Net cash used in operating activities	(1,300,827)	(1,309,380)

Cash flows from investing activities
Net cash provided by investing activities	—	58,621

Cash flows from financing activities
Proceeds from issuance of Class A Ordinary Shares	3,070,000	—
Payment of offering cost	(370,800)
Net cash provided by financing activities	2,699,200	—

Net increase (decrease) in cash	1,398,373	(1,250,759)
Cash – Beginning of period	874,238	2,005,351
Cash – End of period	$2,272,611	$754,592
Supplemental disclosures of cash flow information
Interest paid	$—	$—
Income taxes paid	$—	$—
Non-cash operating, investing and financing activities
Settlement of deferred cash bonus by issuance of share options or shares	$—	451,660

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

1. ORGANIZATION

The unaudited condensed consolidated financial statements include the financial statements of Aptorum Group Limited (the “Company”) and its subsidiaries of which the Company is the primary beneficiary (collectively the “Group”).

The Company, formerly known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION, is a company incorporated on September 13, 2010 under the laws of the Cayman Islands with limited liability.

The Company researches and develops life science and biopharmaceutical products within its wholly-owned subsidiary, Aptorum Therapeutics Limited, formerly known as APTUS Therapeutics Limited (“Aptorum Therapeutics”) and its indirect subsidiary companies (collectively, “Aptorum Therapeutics Group”).

On July 14, 2025 the Group and DiamiR Biosciences Corp. (“DiamiR”), have entered into a definitive agreement for an all-stock merger transaction, in which DiamiR will retain its name and become a wholly-owned subsidiary of Aptorum Group upon consummation of the merger. The combined company expects to remain listed on the Nasdaq Stock Market following the closing of the merger. Under the terms of the merger agreement and subject to stockholder approval, the Company will re-domicile to the state of Delaware prior to the closing of the merger (“Domestication”), and following the Domestication, acquire all of the outstanding capital stock of DiamiR in exchange for a number of shares of its common stock which will represent approximately 70% of the outstanding common stock of the Group, with the current equity holders of the Group retaining 30% of the common stock immediately following the consummation of the merger. The merger agreement has been approved by the boards of directors of both companies, and is subject to stockholder approval of both companies and other customary closing conditions. The proposed merger is expected to close before 2027.

Concurrently with the execution of the Merger Agreement, DiamiR and Aptorum Therapeutics, entered into a management services agreement, pursuant to which, Aptorum Therapeutics shall pay a monthly service fee and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or December 31, 2025, and the respective agreement is further extended to March 31, 2026 on December 2, 2025. In addition, concurrently with the execution of the Merger Agreement, DiamiR, DiamiR LLC, a wholly owned subsidiary of DiamiR, the Company and Aptorum Therapeutics entered into an intellectual property license agreement (“Licensing Agreement”), pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or December 31, 2025, the respective agreement have further extended to March 31, 2026. Ian Huen, the Group’s Chairman and CEO, who beneficially owns approximately 87% of the Group’s total voting power, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement.

2. GOING CONCERN

The Group reported a net loss of $1,055,775, working capital deficit of 1,936,442 and net operating cash outflow of $1,300,827 for the nine months ended September 30, 2025. In addition, the Group had an accumulated deficit of $73,485,303 as of September 30, 2025. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

If the Group is unable to generate sufficient funds to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of these financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from banks and other financial institutions or private lender; and

●	equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The unaudited condensed consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with audited consolidated financial statements and accompanying notes in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. The unaudited condensed consolidated financial statements include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, the Group also consolidate any variable interest entity (“VIE”) of which the Company is the primary beneficiary. The Group do not consolidate a VIE in which the Company has a majority ownership interest when the Company is not considered the primary beneficiary. The Company has determined that the Company is not the primary beneficiary of one of the VIE (see Note 12, Variable Interest Entity). The Company evaluates its relationships with the VIE on an ongoing basis to determine whether it becomes the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include fair value of long-term investments, fair value measurement for share options, impairment of long-lived assets, allowance for credit losses and valuation allowance for deferred tax assets. Actual results could differ from those estimates. There is no significant accounting estimate.

Impairment of long-lived assets

The Group prepares a qualitative assessment, and if necessary, a quantitative assessment, in determining whether long-lived assets may be impaired. The factors considered in the qualitative assessment include macroeconomic conditions, industry and market conditions and overall financial performance of the Group, among other factors. Under a quantitative assessment, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

Long-term investments

The Group’s long-term investments consist of equity method investment in common stocks and non-marketable investments in non-redeemable preferred shares of privately-held companies that are not required to be consolidated under the variable interest or voting models. Long-term investments are classified as non-current assets on the unaudited condensed consolidated balance sheets as those investments do not have stated contractual maturity dates.

Non-marketable investments

The non-marketable equity securities not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. The Group also makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

Equity method investment — Fair value option

The Group elects the fair value option for an investment that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment by investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market, if any, or recent orderly transactions for identical or similar investment of the same issuer. Changes in the fair value of these equity method investments are recognized in other (expenses) income, net in the unaudited condensed consolidated statement of operations and comprehensive loss.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

The Group uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (’‘CODM’’) for making decisions, allocation of resource and assessing performance.

The Group operates and manages its business as a single operating and reportable segment. The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net loss when making decisions about allocating resources and assessing performance of the Group. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. The CODM reviews and utilizes these financial metrics together with non-financial metrics to make operation decisions, such as the determination of the fee rate at which the Company charges for its services and the allocation of budget between operating costs and expense.

The Group’s long-lived assets are substantially all located in Hong Kong and substantially all of the Group’s revenues are derived from within Hong Kong. Therefore, no geographical segments are presented.

Operating leases

At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease terms.

Recently issued accounting standards which have not yet been adopted

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. The Group is still evaluating the effect of the adoption of this guidance.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for the Company’s annual reporting for the fiscal year ended March 31, 2028 and for interim period reporting beginning in the fiscal year ended March 31, 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on the consolidated financial statements.

4. LONG-TERM INVESTMENT AND FAIR VALUE MEASUREMENT

As of September 30, 2025 and December 31, 2024, the Group’s long-term investment consists of non-marketable investments with carrying value of $15,098,846 and equity method investment at fair value option with carrying value of $nil.

Non-marketable investments

The Group’s non-marketable investments are investments in privately held companies without readily determinable fair values. The carrying value of the non-marketable investments are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer (referred to as the measurement alternative) or for impairment if the carrying amount of the non-marketable investments may not be fully recoverable. Any changes in carrying value are recorded within other (expenses) income, net in the unaudited condensed consolidated statements of operations and comprehensive loss.

During the nine months ended September 30, 2025 and 2024, there were no movement in annual upward or downwards adjustments and impairment recorded in other (expenses) income, net, and included as adjustments to the carrying value of non-marketable investments held as of September 30, 2025 and 2024 based on the observable price in an orderly transaction for the same or similar security of the same issuers.

During the nine months ended September 30, 2025 and 2024, the Group did not sell any non-marketable investments or recorded any realized gains or losses for the non-marketable investments measured at fair value on a non-recurring basis.

The following table summarizes the total carrying value of the non-marketable investments held as of September 30, 2025 and December 31, 2024 including cumulative unrealized upward and downward adjustments and impairment made to the initial cost basis of the investments:

	September 30, 2025	December 31, 2024
	(Unaudited)
Initial cost basis	$4,079,707	$4,079,707
Upward adjustments	12,539,960	12,539,960
Downward adjustments and impairment	(1,520,821)	(1,520,821)
Total carrying value at the end of the period	$15,098,846	$15,098,846

The Group holds 622,600 preferred stock of Alzheon, Inc. (“Alzheon”) with initial cost of $2.6 million. Pursuant to ASC 321-10-35-2, as the investment in Alzheon lacks readily determinable fair values, the Group elects to account for this investment using the measurement alternative. As of September 30, 2025 and December 31, 2024, re-measurement gain amounted to $12,539,960 have been made to the investment in Alzheon according to the most recent transaction price which were deemed as observable price changes in orderly transactions for the identical or similar investment of the same issuer. The carrying value of the investment with Alzheon was $15,098,846 as of September 30, 2025 and December 31, 2024.

The Group totally recorded $1,520,821 impairment for two investments as of September 30, 2025 and December 31, 2024 since the Group considered the investees’ ability to continue as a going concern and the investment is not recoverable. The carrying value of these two investments was $nil as of September 30, 2025 and December 31, 2024, respectively.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

4. LONG-TERM INVESTMENT AND FAIR VALUE MEASUREMENT (cont.)

The Group did not transfer any non-marketable investments into marketable securities during the nine months ended September 30, 2025 and 2024.

For the nine months ended September 30, 2025 and year ended December 31, 2024, one of the non-marketable investments with initial cost of $2.6 million and had a carrying value of $15.1 million was pledged for a convertible note issued to a related party (Note 15).

Equity method investment, fair value option

In December 2021, one of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), issued Class A and Class B ordinary shares to various parties in exchange of licenses or cash. Each Class A share of Libra is entitled to 1 vote while each Class B share of Libra is entitled to 10 votes. Upon the share issuance, the Group was holding 97.27% economic interest and 31.51% voting power in Libra. The Group lost the controlling interest in Libra because it was transferred to a third party, and therefore deconsolidated Libra. However, the Group still owns 97.27% economic interest and 31.51% voting power, which is deemed as having significant influence over Libra. As a result, the Group’s investment in Libra is subject to the equity method of accounting. The Group assessed that the fair value option can better reflect the true value of Libra. Pursuant to ASC 825 — Financial Instruments (“ASC 825”), the Group elected to apply the fair value option for its investments in Libra and will remeasure its investments in Libra at fair value every reporting period. For the year ended December 31, 2023, the Group has determined that the carrying value of the investment is not recoverable and this condition is determined to be other-than-temporary. Consequently, an impairment for the investment of $77,200 has been recognized as of September 30, 2025 and December 31, 2024.

The Company’s involvement with Libra includes equity ownership as mentioned in above and also amounts due from Libra as disclosed in note 12. The primary risks associated with this involvement include potential financial losses due to Libra’s operational performance or inability to generate sufficient cash flows. The Company’s maximum exposure to loss resulting from its involvement with Libra is nil for the year ended December 31, 2024 and $961 for the year ended December 31, 2023 which was the amount due from Libra.

Assets Measured at Fair Value on a Recurring Basis

The assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2025 and December 31, 2024 were $nil and $nil respectively.

During the nine months ended September 30, 2025 and 2024, there were no movement in Level 3 assets measured and recorded at fair value on a recurring basis.

5. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of September 30, 2025 and December 31, 2024 consisted of:

	September 30, 2025	December 31, 2024
	(Unaudited)
Prepaid insurance	46,922	17,794
Prepaid service fee	55,052	50,538
Rental deposits	74,208	4,206
Other receivables	8,754	4,545
Others	22,358	8,233
	$207,294	$85,316

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

6. PROPERTY AND EQUIPMENT, NET

Property and equipment as of September 30, 2025 and December 31, 2024 consisted of:

	September 30, 2025	December 31, 2024
	(Unaudited)
Computer equipment	$69,291	$69,291
Furniture, fixture, and office and medical equipment	32,435	32,435
Leasehold improvements	108,187	108,187
Laboratory equipment	4,335,722	4,335,722
Motor vehicle under finance leases	239,093	239,093
	4,784,728	4,784,728
Less: accumulated depreciation and impairment	4,784,728	4,784,728
Property and equipment, net	$—	$—

Depreciation expenses for property and equipment amounted to nil and $235,827 for the nine months ended September 30, 2025 and 2024, respectively.

During the nine months ended September 30, 2024, an impairment loss relating to laboratory equipment, computer equipment, and furniture, fixture, and office equipment amounted to $1,421,782 and $5,520 were recorded in research and development expenses and other operating expenses, respectively, as the Group considered that the carrying amount of these property and equipment may not be recoverable.

During the nine months ended September 30, 2025 and 2024, gain on disposal of fixed assets of $nil and $58,621, respectively, were recorded in other operating expenses.

7. INTANGIBLE ASSETS, NET

Amortization expenses for intangible assets amounted to nil and $19,219 for the nine months ended September 30, 2025 and 2024, respectively.

During the nine months ended September 30, 2024, an impairment loss amounted to $128,128 was recognized in research and development expenses as the Group considered that the carrying amount of an intangible asset related to a patented license for a lead project may not be recoverable.

8. LONG-TERM DEPOSITS

Long-term deposits as of September 30, 2025 and December 31, 2024 consisted of:

	September 30, 2025	December 31, 2024
	(Unaudited)
Rental deposits	$—	$71,823

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of September 30, 2025 and December 31, 2024 consisted of:

	September 30, 2025	December 31, 2024
	(Unaudited)
Research and development expenses payable	$858,965	$778,205
Professional fees payable	40,019	127,031
Others	12,496	13,375
	$911,480	$918,611

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

10. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. All the Hong Kong subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 16.5%. The subsidiaries of the Group in Hong Kong did not have assessable profits that were derived Hong Kong during the nine months ended September 30, 2025 and 2024. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within the United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary of the Group in the United Kingdom did not have assessable profits that were derived from the United Kingdom during the nine months ended September 30, 2025 and 2024. Therefore, no United Kingdom profit tax has been provided for in the periods presented.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the nine months ended September 30, 2025 and 2024. Therefore, no Singapore profit tax has been provided for in the periods presented.

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the nine months ended September 30, 2025 and 2024. Therefore, no United States profit tax has been provided for in the periods presented.

On a semi-annually basis, the Group evaluates the realizability of deferred tax assets by jurisdiction and assesses the need for a valuation allowance. In assessing the realizability of deferred tax assets, the Group considers historical profitability, evaluation of scheduled reversals of deferred tax liabilities, projected future taxable income and tax-planning strategies. Valuation allowances have been provided on deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. After consideration of all positive and negative evidence, the Group believes that as of September 30, 2025, it is more likely than not the deferred tax assets will not be realized.

11. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, the Chief Executive Officer and Executive Director of the Group since November 2023. He was a Non-executive Director from September 2022 to November 2023. Before September 2022, he was the Chief Executive Officer and Executive Director;

(b)	Aeneas Group Limited, an entity controlled by Ian Huen;

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

11. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

(c)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;

(d)	Libra Sciences Limited, an entity which was originally a wholly owned subsidiary of Aptorum Therapeutics Limited (“ATL”). Since December 30, 2021, Libra has been turned into a related party to the Group due to the voting power owned by ATL is decreased to below 50% but more than 20%; (Note 12).

Amounts due from related party

Amounts due from related party consisted of the following as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
	(Unaudited)
Current
Libra Sciences Limited (Note b)	$519,002	$522,192
Allowance for credit loss	(519,002)	(522,192)
Total	$—	$—

Amounts due to related parties

Amounts due to related parties consisted of the following as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
	(Unaudited)
Current
Aeneas Group Limited (Note a)	$79,180	$79,180
Ian Huen	215	464
	$79,395	$79,644

	September 30, 2025	December 31, 2024
	(Unaudited)
Convertible notes to a related party — Current
Jurchen Investment Corporation (Note 15)	$3,374,500	$3,238,500

Related party transactions

Related party transactions consisted of the following for the nine months ended September 30, 2025 and 2024:

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Interest expenses (Note 15)
– Jurchen Investment Corporation	$136,000	136,000

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

11. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

Note a: On August 13, 2019, Aptorum Therapeutics Limited (“ATL”), a wholly owned subsidiary of the Company, entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing ATL to access up to a total $15 million in line of credit debt financing. Both line of credits have originally matured on August 12, 2022. ATL and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2024. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. ATL may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty. As of the date of this unaudited condensed consolidated financial statements, the undrawn line of credit facility is $12 million.

Note b: On January 13, 2022, ATL entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. ATL and Libra Science Limited mutually agreed to terminate the line of credit agreement effect as of March 31, 2023. All existing liabilities arising from the line of credit agreement shall remain enforceable and repayable on demand by ATL. As of the issuance date of this unaudited condensed consolidated financial statements, $0.5 million is outstanding from Libra Sciences Limited. For the nine months ended September 30, 2025 and year ended December 31, 2024, the Group has assessed that the amounts due from Libra Science Limited and its subsidiary are potentially unrecoverable. Accordingly, as at period ended 30 September 2025 an allowance for credit loss amounting to $0.5 million has been recognized.

12. VARIABLE INTEREST ENTITY

The Company consolidates VIEs in which the Group has a variable interest and is determined to be the primary beneficiary. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE.

On December 30, 2021, three of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”), issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic benefit of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic benefit of the respective company. Following such share issuances, the Group lost its majority voting rights in each of these three companies and only holds 48.33%, 48.39% and 48.36% economic interest in Libra, Mios and Scipio, respectively. However, the Company still holds a majority of each of these three company’s outstanding Class A ordinary shares and therefore will absorb/receive portions of these subsidiaries’ expected losses or residual returns. In addition, none of these three companies have sufficient equity to sustain its own activities, and they have two classes of ordinary shares which have different rights, benefits and obligations. The Company determined that all these three companies are variable interest entities (“VIE”). On December 31, 2021, Libra, Mios and Scipio further issued Class A ordinary shares to a wholly owned subsidiary of the Company in exchange of certain projects licenses. Upon these share issuances, the Company, through a wholly owned subsidiary, was holding 97.27% economic interest and 31.51% voting power in Libra, 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio, respectively.

The Company has considered each of these entity’s Memorandum and Article of Association and their respective board of directors (the sole director of each of Mios and Scipio is an executive director of the Group), and determined that The Company has the power to manage and make decisions that affect Mios and Scipio’s research and development activities, which activities most significantly impact Mios and Scipio’s economic performance. However, the Company does not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, the Company determined that it is the primary beneficiary of Mios and Scipio, but not the primary beneficiary of Libra.

In November 2024, the Group acquired 10,000 Class A Ordinary Shares and 5,850,000 Class B Ordinary Shares of Scipio, achieving control over the entity. As a result of this acquisition, Scipio is no longer classified as a VIE under the Group and it became a subsidiary under the Group.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

12. VARIABLE INTEREST ENTITY (cont.)

In October 2024, Mios was dissolved and ceased operation and it was deemed disposed by the Group.

As at period ended September 30, 2025 and December 31, 2024, the asset and liability of the consolidated VIE is both zero.

The Group’s maximum exposure to loss from its involvement with unconsolidated VIE represents the estimated loss that would be incurred if the VIE is liquidated, so that the fair value of the equity investment in VIE is zero and the amounts due from the VIE have to be fully impaired.

13. LEASE

As of September 30, 2025, the Group has a non-short-term operating lease for laboratory with remaining term expiring in 2026 and a remaining lease term of 0.5 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Lease cost
Operating lease cost	—	45,167
Short-term lease cost	—	2,062
Total lease cost	$—	$47,229
Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$59,122	$120,022
Weighted-average remaining lease term – operating leases	0.5 years	1.5 years
Weighted-average discount rate – operating leases	8.0%	8.0%

During the nine months ended September 30, 2025 and 2024, an impairment loss of nil and $144,051, respectively, on right-of-use assets was recognized in other operating expenses as the Group considered that the carrying amount of a right-of-use asset related to leases of laboratory and clinic may not be recoverable.

The maturity analysis of operating leases liabilities as of September 30, 2025 is as follows:

September 30, 2025
(Unaudited)
Remaining periods ending December 31,
2025	27,206
2026	24,573
Total future undiscounted cash flow	51,779
Less: Discount on operating lease liabilities	(807)
Present value of operating lease liabilities	50,972

14. ORDINARY SHARES

For the nine months ended September 30, 2024, the Group issued 446,842 Class A Ordinary Shares to Class B Ordinary Shares holders upon conversion.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

14. ORDINARY SHARES (cont.)

On January 2, 2025, the Company entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company (the “Shares”), par value $0.00001 per share (the “Ordinary Shares”) at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000 (the “Offering”). and the net proceeds after deducting the related expense is $2,699,200 The Securities Purchase Agreement was fully executed on January 3, 2025.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for the following: (i) each Class A Ordinary Share is entitled to one vote while each Class B Ordinary Share is entitled to ten votes; and (ii) each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time while Class A Ordinary Shares are not convertible under any circumstances.

15. CONVERTIBLE NOTE

On September 11, 2023, the Group entered into a securities purchase agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Group sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A Ordinary Shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. On September 11, 2025, the Group entered into an extension agreement with Jurchen Investment Corporation to extend the Sep 2023 Notes further for 12 months. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain preferred shares that the Group owns (“Collateral”) (Note 4). Upon the Group’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Group prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Group can make that payment in cash or in shares.

16. SHARE BASED COMPENSATION

Share option plan

A summary of the option activity as of September 30, 2025 and 2024 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value $
Outstanding, January 1, 2025	—	—	—
Outstanding, September 30, 2025	—	—	—	—
Exercisable, September 30, 2025	—	—	—	—
Vested, September 30, 2025	—	—	—	—

Outstanding, January 1, 2024	427,060	3.59	9.28	—

Exercised	(427,060)	1.49	—	1,436,963
Outstanding, September 30, 2024	—	—	—	—
Exercisable, September 30, 2024	—	—	—	—

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

17. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Aptorum Group Limited	$(1,055,775)	$(3,347,906)
Denominator:
Basic and diluted weighted average shares outstanding	7,132,512	5,400,840

Basic and diluted loss per share	$(0.15)	$(0.62)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive. For the nine months ended September 30, 2025 and 2024, the total number of share options, warrants and convertible notes excluded from the calculation of diluted earnings per share due to their anti-dilutive nature, are both 1,392,277.

18. COMMITMENTS AND CONTINGENCIES

Contingent payment obligation

As of September 30, 2025, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that the Group is required to pay up to different achievements of conditions and milestones for all the license agreements signed as of September 30, 2025 are as below:

Amount
(unaudited)
Drug molecules: up to the conditions and milestones of
From entering phase 1 to before first commercial sale	920,000
First commercial sale	800,000
Net sales amount more than certain threshold in a year	7,000,000
Subtotal	$8,720,000

For the nine months ended September 30, 2025 and 2024, the Group incurred $nil and $60,659 milestone payments respectively. For the nine months ended September 30, 2025 and 2024, the Group did not incur any royalties or research and development funding.

Legal proceedings

The Group is party to a lawsuit initially filed on notice on September 3, 2024, by Karen Cheung (“Plaintiff”) in the Supreme Court of the State of New York, County of New York (“State Court Action”) (Index No. 654541/2024), which sought relief arising from (i) violations of the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 § U.S.C. 1961(c), (ii)conspiracy to violate RICO, 18 U.S.C. § 1961(d), (iii) fraud, (iii) breach of fiduciary duty, (iv) negligent misrepresentation, (v) unjust enrichment, (vi) civil conspiracy and (vii) violations of the federal Securities Act of 1933, 15 § U.S.C. 77a et. seq. On December 27, 2024, the Group filed a Notice of Removal in the U.S. District Court for the Southern District of New York (Case No.1:24-cv-09969-VSB-OTW) removing the State Court Action to federal court. On December 30, 2024, the Group filed a demand for service of the complaint on the Group.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

18. COMMITMENTS AND CONTINGENCIES (cont.)

Plaintiff filed and served her Complaint on the Group on February 24, 2025, alleging claims for (i) violations of RICO 18 U.S.C. § 1962(c), (ii) conspiracy to violate RICO 18 U.S.C. § 1962(d), (iii) fraud; (iv) aiding and abetting breach of fiduciary duty, (v) unjust enrichment, and (vi) civil conspiracy. Following a motion, Plaintiff was granted leave to amend her Complaint and filed a First Amended Complaint on September 2, 2025. The parties entered into a briefing schedule on the Group’s anticipated motion to dismiss (“Motion to Dismiss”), and the Group filed its opening brief on the Motion to Dismiss on July 18, 2025. Plaintiff filed her opposition to the Motion to Dismiss on September 5, 2025, and the Company’s reply in support of the Motion to Dismiss is due on October 6, 2025. The Group continues to believe that Plaintiff’s claims have no merit. As such, the Group will continue to vigorously defend against Plaintiff’s claims. At this time, it is too early to estimate the costs and expenses of defending the lawsuit.

From time to time, the Group may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

19. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the unaudited condensed consolidated financial statements. Except for the events disclosed elsewhere in the unaudited condensed financial statements and the following events with material financial impact on the Group’s unaudited condensed consolidated financial statement, no other subsequent event is identified that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

On October 14, 2025, the Company completed a 1,000,000 Class A ordinary shares at a purchase price of $2.00 per share in a registered direct offering. The net proceeds to the Company from the offering were $1.716 million after deducting placement agent fees and other offering expenses payable by the Company. The Company also issued the Placement Agent’s designees warrants (the “Placement Agent Warrants”) to purchase up to 60,000 Class A Ordinary Shares, at an exercise price equal to $2.50 per share. The Placement Agent Warrants are exercisable immediately upon issuance on October 10, 2025 and expire on the earlier of 24 months from the effective date of a registration statement or October 10, 2030.